UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2026

Reginald Fubara
Chief Executive Officer
HyOrc Corporation
3050 Post Oak Boulevard, Suite 510-Q60
Houston, TX 77056

Re: HyOrc Corporation
Amendment No. 4 to Registration Statement on Form 10
Filed February 25, 2026
File No. 000-51048

Dear Reginald Fubara:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form 10

General

1. Please revise to include the disclosure required by Items 6, 7, 9, and 10 of Form 10, or include disclosure that the relevant Items are not applicable and the basis for such statement. With respect to Item 6. Executive Compensation, please revise to include such information for your last fiscal year ended December 31, 2025. Refer to Item 402 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Suying Li at 202-551-3335 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Cara Wirth at 202-551-7127 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Reginald L. Sewell